Mail Stop 4720

March 31, 2010

Dr. Harold E. Selick
Chief Executive Officer
Threshold Pharmaceuticals, Inc.
1300 Seaport Boulevard, Suite 500
Redwood City, CA 94063

> **Re:** **Threshold Pharmaceuticals, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 24, 20010**
> **File No. 001-32979**

Dear Dr. Selick:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note your disclosure that, "Except with respect to the conversion of outstanding warrants, our 2004 Equity Incentive Plan and our ESPP, we currently have no specific understandings, agreements or arrangements, oral or written, that would require us to issue a material amount of new shares of our common stock." Please revise your disclosure to include any plans, regardless of materiality, that you have, and have not already disclosed, to issue any of the shares that will be newly authorized if Proposal 3 is approved. Alternatively, please affirmatively state, without any qualifying language, that you have no plans beyond those already disclosed to issue the shares that will be newly authorized if Proposal 3 is approved.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Mike Rosenthall at (202) 551-3674 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Stephen B. Thau
        Morrison & Foerster LLP
        755 Page Mill Road
        Palo Alto, CA 94304
        Fax: 650-494-0792